FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2003.

Total number of pages: 69.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Interim Report for the six months ended September 30, 2003]	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    December 17, 2003

3

Interim Report Pursuant to The Securities and Exchange Law of Japan for The Six Months Ended September 30, 2003

Items included in the Interim Report

PART I Corporate Information	Page
Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data	5
2. Business Overview	7
3. Subsidiaries and Affiliates
4. Employees

Item 2. Operating and Financial Review

1. Operating Results	8
2. Current Challenges	15
3. Significant Contracts	15
4. Research and Development, Patent and Licenses, etc.

Item 3. Property, Plants and Equipment

1. Principal Properties
2. Prospects of New Capital Expenditure, Abandonment, and Other

Item 4. Company Information

1. Share Capital Information	16
2. Share Price History	22
3. Directors and Senior Management

Item 5. Financial Information

Preparation Method of Consolidated Financial Statements and Stand-alone Financial Statements and Semi-annual Audit Certificate	23
1. Consolidated Financial Statements and Other	24
(1) Consolidated Financial Statements	24
1) Consolidated Balance Sheets	24
2) Consolidated Income Statements	26
3) Consolidated Statements of Shareholders’ Equity	28
4) Consolidated Statements of Comprehensive Income	29
5) Consolidated Statements of Cash Flows	30
Notes to the Consolidated Financial statements	32
(2) Other

2. Stand-alone Financial Statements and Other	48
(1) Stand-alone Financial Statements	48
1) Stand-alone Balance Sheets	48
2) Stand-alone Income Statements	50
Significant Accounting Policies	52
Additional Information	56
Notes to the Stand-alone Financial Statements	58
(2) Other	65

Item 6. Reference Information

PART II Information on Guarantor of the Company

Item 1. Information on Guarantor

Item 2. Information on Corporations Other than Guarantor

Item 3. Information on Index

Semiannual Audit Report and Semiannual Audit Report of Independent Auditors	66

Note: Translations for the underlined items are attached to this form as below.

Part I Corporate Information

Item 1.	Information on the Company and Its Subsidiaries and Affiliates

1.	Selected Financial Data

(1)	Selected consolidated financial data

Accounting Principles		Japanese GAAP		U.S. GAAP				Japanese GAAP	U.S. GAAP
		Six months ended September 30, 2001		Six months ended September 30, 2002		Six months ended September 30, 2003		Year ended March 31, 2002	Year ended March 31, 2003
Revenue	(Mil yen)	—		430,253		573,378		—	840,919
Operating revenue	(Mil yen)	550,422		—		—		1,121,743	—
Net revenue	(Mil yen)	—		283,415		414,774		—	566,274
Net operating revenue	(Mil yen)	279,251		—		—		705,346	—
Income before income taxes and cumulative effect of accounting change	(Mil yen)	—		40,637		159,251		—	47,409
Ordinary income	(Mil yen)	52,914		—		—		192,255	—
Net income	(Mil yen)	11,332		131,070		86,686		102,756	119,913
Shareholders’ equity	(Mil yen)	1,589,584		1,732,621		1,705,548		1,704,988	1,642,328
Total assets	(Mil yen)	16,781,678		18,963,616		27,238,887		18,177,716	21,169,446
Shareholders’ equity per share	(Yen)	809.78		881.56		878.34		867.38	846.40
Net income per share	(Yen)	5.77		66.68		44.71		52.32	61.26
Net income per share – diluted	(Yen)	—		66.68		44.71		52.22	61.26
Shareholders’ equity as a percentage of total assets	(%)	9.5		9.1		6.3		9.4	7.8
Cash flows from operating activities	(Mil yen)	(310,446)		(396,355)		(30,697)		(369,530)	34,113
Cash flows from investing activities	(Mil yen)	38,097		16,521		95,276		(146,175)	134,053
Cash flows from financing activities	(Mil yen)	209,995		192,850		112,825		484,315	(24,612)
Cash and cash equivalents at end of period	(Mil yen)	319,227		159,694		654,158		356,634	491,237
Number of staffs		12,664		12,536		12,296		12,373	12,060
[Average number of temporary staffs, excluded from above]		[3,145	]	[3,044	]	[3,057	]	[3,157 ]	[3,062	]

(Notes)

1	The selected consolidated financial data as of September 30, 2002, September 30, 2003 and March 31, 2003 and for the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003 are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). And the selected consolidated financial data as of September 30, 2001 and March 31, 2002 and for the six months ended September 30, 2001 and for the year ended March 31, 2002 are stated in accordance with Japanese GAAP.

2	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

3	Shareholders’ equity as a percentage of total assets as of September 30, 2002 onwards is calculated based on the following formula.

• Shareholders’ equity as a percentage of total assets	=	Shareholders’ equity total	x100(%)

Liabilities and shareholders’ equity total

4	Shareholders’ equity as a percentage of total assets as of September 30, 2001 and March 31, 2002 is calculated based on the following formula.

• Shareholders’ equity as a percentage of total assets	=	Shareholders’ equity total	x100(%)

Liabilities, minority interest and shareholders’ equity total

5	Net income per share – diluted as of September 30, 2001 is not presented as there is no dilution effect.

6	Net operating revenue was stated for the six months ended September 30, 2001 and for the year ended March 31, 2002 by the amendment (Japan Securities Dealers Association, September 28, 2001) of the “Uniform Accounting Standards of Securities Companies.”

7	In addition to the numbers presented above, the number of staffs in investee companies of private equity investments that were consolidated as subsidiaries on the consolidated financial statements as of September 30, 2003 was 328 and the average number of temporary staffs in those investee companies was 58.

(2)	Selected stand-alone financial data

		Six months ended September 30, 2001		Six months ended September 30, 2002		Six months ended September 30, 2003		Year ended March 31, 2002		Year ended March 31, 2003
Operating revenue [Commissions]	(Mil yen) (Mil yen)	218,667 [110,523	]	50,064 [—	]	66,694 [—	]	269,122 [110,523	]	102,633 [—	]
Ordinary income	(Mil yen)	60,043		7,240		21,751		68,186		10,742
Net income (loss)	(Mil yen)	(24,637)		10,264		19,207		(37,212)		(12,825)
Common stock	(Mil yen)	182,799		182,799		182,799		182,799		182,799
Number of issued shares	(1000 shares)	1,962,980		1,965,919		1,965,919		1,965,919		1,965,919
Shareholders’ equity	(Mil yen)	1,456,709		1,409,498		1,355,565		1,441,634		1,342,035
Total assets	(Mil yen)	8,508,619		2,047,106		2,321,921		2,023,909		2,121,113
Interim Dividend per share [dividend per share]	(Yen)	—		—		7.50		15.00		15.00
Shareholders’ equity as a percentage of total assets	(%)	17.1		68.9		58.4		71.2		63.3
Capital Adequacy Ratio	(%)	297.0		—		—		—		—
Number of staffs [Average number of temporary staffs, excluded from above]		8,296 [1,798	]	5 [0	]	8 [—	]	5 [1	]	5 [0	]

(Notes)

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

2	The shareholders’ equity percentage was calculated based on following formula:

Shareholders’ equity as a percentage of total assets	=	Shareholders’ equity total	x100(%)

Liabilities and shareholders’ equity total

3	The information presented above is based on the stand-alone information of Nomura Holdings, Inc (“the Company”). For information on shareholders’ equity per share, net income per share and net income per share-diluted, see the consolidated financial data of the Company.

4	The Company transferred its securities and securities-related business to Nomura Securities Co., Ltd. (formerly Nomura Securities Spin-off Preparation Co., Ltd.) Therefore the Capital Adequacy Ratio after September 30, 2001 is not presented.

5	On October 1, 2001, the Company completed its reorganization and adopted a holding company structure. The data for the year ended March 31, 2002 include six months’ results of securities and securities-related business. The number of staffs of the Company decreased as most of the employees was transferred to Nomura Securities Co., Ltd. along with the securities and securities related business.

6	The Company introduced the interim dividend system from the six month period ended September 30, 2003.

2.	Business Overview

There was no significant change for the business of Nomura Holdings, Inc. and its affiliated companies for the six months ended September 30, 2003.

Item 2.	Operating and Financial Review

1. Operating Results

Following operating results are stated based on the U.S. GAAP consolidated financial statements for the six months ended September 30, 2003 and September 30, 2002 which are reported in “Item 5. Financial Information”– “1. Consolidated Financial Statements and Other” – “(1) Consolidated Financial Statements.”

(1) Summary

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥ 414.8 billion for the six months ended September 30, 2003, an increase of 46% from the same period in the prior year. Non-interest expenses were ¥ 255.5 billion for the six months ended September 30, 2003, an increase of 5% from the same period in the prior year. As a result, income before income taxes (and before cumulative effect of accounting change) was ¥ 159.3 billion for the six months ended September 30, 2003, an increase of 292% from the same period in the prior year. On the other hand, net income for the six months ended September 30, 2003 was ¥ 86.7 billion, a decrease of 34% from the same period in the prior year, as cumulative effect of accounting change of ¥ 109.8 billion had been recognized during the same period in the prior year. Total shareholders’ equity increased to ¥ 1.7 trillion at September 30, 2003, and as a result, return on equity was 10.4% for the six months ended September 30, 2003.

Cash and cash equivalents at September 30, 2003 increased by ¥162.9 billion compared with March 31, 2003 (decrease of ¥196.9 billion for the same period in the prior year). Net cash used in operating activities was ¥30.7 billion (net cash used in operating activities for the same period in the prior year was ¥396.4 billion), mainly due to an increase in net trading-related balances. Net cash provided by investing activities was ¥95.3 billion (net cash provided by investing activities for the same period in the prior year was ¥16.5 billion) mainly because of sales and redemptions of investments in equity securities and non-trading debt securities. Net cash provided by financing activities was ¥112.8 billion (net cash provided by financing activities for the same period in the prior year was ¥192.9 billion) mainly due to an increase in borrowings.

The breakdown of Net revenue and Non-interest expenses on the consolidated income statements are as follows.

	Six months ended September 30, 2002 (Mil Yen)		Six months ended September 30, 2003 (Mil Yen)
Commissions	80,776		89,719
Brokerage commissions		47,290		64,258
Commissions for distribution of investment trust		18,004		15,341
Other		15,482		10,120
Fees from investment banking	33,913		34,358
Underwriting and distribution		25,611		27,865
M&A / financial advisory fees		7,163		6,424
Other		1,139		69
Asset management and portfolio service fees	46,095		30,757
Asset management fees		41,461		25,759
Other		4,634		4,998
Net gain on trading	66,149		147,529
Merchant banking		(2,246)		1,155
Equity trading		15,064		52,866
Fixed income and other trading		53,331		93,508
Net interest revenue	60,075		59,276
Gain (loss) on investments in equity securities	(10,419)		31,769
Gain (loss) on private equity investments	(2,892)		6,598
Other	9,718		14,768

Net revenue	283,415		414,774

	Six months ended September 30, 2002 (Mil Yen)	Six months ended September 30, 2003 (Mil Yen)
Compensation and benefits	121,283	133,589
Commissions and floor brokerage	10,030	9,529
Information processing and communications	37,409	38,410
Occupancy and related depreciation	29,100	26,825
Business development expenses	13,677	10,411
Other	31,279	36,759

Non-interest expenses	242,778	255,523

Business Segment Information

Results by business segment are as follows. Reconciliations of Net revenue and Income before income taxes on segment results of operations and the consolidated income statements are set forth in “ Consolidated Financial Statements, Note 10. – Segment information.”

Net revenue

	Six months ended September 30, 2002 (Mil Yen)	Six months ended September 30, 2003 (Mil Yen)
Domestic Retail	123,777	150,562
Global Wholesale	145,155	209,108
Asset Management	20,106	16,302
Other (Inc. elimination)	14,349	1,514

Total	303,387	377,486

Income (loss) before income taxes

	Six months ended September 30, 2002 (Mil Yen)	Six months ended September 30, 2003 (Mil Yen)
Domestic Retail	15,348	39,445
Global Wholesale	45,448	95,352
Asset Management	2,429	(2,407)
Other (Inc. elimination)	(1,587)	(5,861)

Total	61,638	126,529

Domestic Retail

Domestic Retail has further strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 22% from ¥ 123,777 million for the six months ended September 30, 2002 to ¥ 150,562 million for the six months ended September 30, 2003. Non-interest expenses increased by 2% from ¥ 108,429 million for the six months ended September 30, 2002 to ¥ 111,117 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 157% from ¥ 15,348 million for the six months ended September 30, 2002 to ¥ 39,445 million for the six months ended September 30, 2003.

Global Wholesale

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow and Fixed Income and Equity increased net gain on trading. Net revenue increased by 44% from ¥ 145,155 million for the six months ended September 30, 2002 to ¥ 209,108 million for the six months ended September 30, 2003. Non-interest expenses increased by 14% from ¥ 99,707 million for the six months ended September 30, 2002 to ¥ 113,756 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 110% from ¥ 45,448 million for the six months ended September 30, 2002 to ¥ 95,352 million for the six months ended September 30, 2003.

Fixed Income

Net revenue increased by 45% from ¥ 76,363 million for the six months ended September 30, 2002 to ¥ 110,379 million for the six months ended September 30, 2003, mainly due to an increase in net gain on trading relating to foreign currency bonds. Non-interest expenses increased by 34% from ¥ 35,278 million for the six months ended September 30, 2002 to ¥ 47,367 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 53% from ¥ 41,085 million for the six months ended September 30, 2002 to ¥ 63,012 million for the six months ended September 30, 2003.

Equity

Net revenue increased by 39% from ¥ 42,770 million for the six months ended September 30, 2002 to ¥ 59,331 million for the six months ended September 30, 2003, mainly due to an increase in customers’ order-flow, such as block trading. Non-interest expenses increased by 9% from ¥ 32,670 million for the six months ended September 30, 2002 to ¥ 35,672 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 134% from ¥ 10,100 million for the six months ended September 30, 2002 to ¥ 23,659 million for the six months ended September 30, 2003.

Investment Banking

Net revenue for Investment Banking increased by 1% from ¥ 33,283 million for the six months ended September 30, 2002 to ¥ 33,476 million for the six months ended September 30, 2003, partly due to a revitalization in equity capital markets. Non-interest expenses for Investment Banking decreased by 7% from ¥ 27,487 million for the six months ended September 30, 2002 to ¥ 25,544 million for the six months ended September 30, 2003. As a result, Income before income taxes for Investment Banking increased by 37% from ¥ 5,796 million for the six months ended September 30, 2002 to ¥ 7,932 million for the six months ended September 30, 2003.

Merchant Banking

Net loss for Merchant Banking was ¥ 7,261 million for the six months ended September 30, 2002 and Net revenue for Merchant Banking was ¥ 5,922 million for the six months ended September 30, 2003, mainly due to gains from exit transactions and a rise in the fair value of investments. Non-interest expenses for Merchant Banking increased by 21% from ¥ 4,272 million for the six months ended September 30, 2002 to ¥ 5,173 million for the six months ended September 30, 2003. As a result, Loss before income taxes for Merchant Banking was ¥ 11,533 million for the six months ended September 30, 2002 and Income before income taxes for Merchant Banking was ¥ 749 million for the six months ended September 30, 2003.

Asset Management

Net revenue decreased by 19% from ¥ 20,106 million for the six months ended September 30, 2002 to ¥ 16,302 million for the six months ended September 30, 2003, due to a decrease in asset management and portfolio service fees reflecting declines in the outstanding balance of bond investment trusts. Non-interest expenses increased by 6% from ¥ 17,677 million for the six months ended September 30, 2002 to ¥ 18,709 million for the six months ended September 30, 2003, mainly due to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management Co., Ltd. As a result, Income before income taxes was ¥ 2,429 million for the six months ended September 30, 2002 and Loss before income taxes was ¥ 2,407 million for the six months ended September 30, 2003.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Loss before income taxes in Other increased from ¥ 1,587 million for the six months ended September 30, 2002 to ¥ 5,861 million for the six months ended September 30, 2003.

(2) Trading Activities

Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes, including securities pledged as collateral at September 30, 2002 and 2003 are as follows.

	September 30, 2002 (Mil Yen)	September 30, 2003 (Mil Yen)
Trading assets and Private equity investments	9,150,061	11,790,722
Securities inventory	8,461,658	10,987,122
Equity securities and convertible bonds	1,719,165	1,927,227
Government and government agency bonds	3,674,803	5,526,349
Bank and corporate debt securities	1,284,532	1,384,773
Commercial paper and certificates of deposit	123,946	27,999
Options and warrants	68,872	55,986
Mortgage and mortgage-backed securities	864,184	757,388
Beneficiary certificates and other	726,156	1,307,400
Derivative contracts	417,724	526,306
Foreign exchange forwards	20,771	55,513
Forward rate agreements and other over the counter forwards	953	573
Swap agreements	261,026	292,900
Options other than securities options – purchased	134,974	177,320
Private equity investments	270,679	277,294

Trading liabilities	2,898,739	6,957,302
Securities sold but not yet purchased	2,538,738	6,427,291
Equity securities and convertible bonds	715,358	1,947,988
Government and government agency bonds	1,539,073	4,222,651
Bank and corporate debt securities	234,641	218,178
Options and warrants	48,396	32,942
Mortgage and mortgage-backed securities	1,270	5,532
Derivative contracts	360,001	530,011
Foreign exchange forwards	18,908	69,426
Forward rate agreements and other over the counter forwards	1,392	600
Swap agreements	235,447	348,229
Options other than securities options – written	104,254	111,756

Risk management of trading activity

Nomura adopts Value at Risk (VaR) for measurement of market risk to the trading activity.

1)	Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2)	Records of VaR

	September 30, 2002 (Bil Yen)	September 30, 2003 (Bil Yen)
Equity	1.3	2.3
Interest rate	1.8	2.3
Foreign exchange	0.4	0.3

Sub-total	3.5	4.9
Diversification benefit	(1.2)	(1.3)

Value at Risk (VaR)	2.3	3.6

	Six months ended September 30, 2003
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	5.6	2.8	3.7

2. Current Challenges

While there remain many cautious views on Japan’s economy and securities markets, some indications of economic recovery can be found, such as growth of real gross domestic products and favorable changes in corporate profits. In this environment, the Nomura Group (Nomura Holdings, Inc. (the “Company”) and its domestic and overseas consolidated subsidiaries, except for companies invested through merchant banking activities) will analyze various customer needs, combine its accumulated experience and expertise both at home and abroad and develop products so that it can provide creative solutions to problems of customers through capital markets. The strategies of each business line are as follows.

With regards to Domestic Retail, the Nomura Group will enhance its flexibility and capacity to quickly supply domestic and overseas products based on specific needs of each customer. Through providing the best financial services, the Group seeks to increase customers’ assets entrusted to it. In addition, the Group will continue its efforts to broaden individual investors’ participation in the securities markets by supporting capital market lectures at colleges and universities and investor education programs in local communities.

In Global Wholesale, the Nomura Group will flexibly respond to changes in the business environment and exploit expanding business opportunities. The Group will promote a globalization strategy through providing solutions to various problems of customers, such as advice on mergers and acquisitions, industrial revitalization and trading for asset liquidation and compression.

Regarding Asset Management, the Nomura Group aims to improve investment performance through generating medium- to long-term value-added by strengthening research functions among others. In addition, while expanding the marketing channels and enhancing the product development capabilities, the Group endeavors to increase assets under management and revenues. On defined contribution pension plan business, the Group will broaden its customer base through enhancing the integrated services ranging from consulting for the plan implementation to supply of products.

Utilizing its combined strengths, the Nomura Group is committed to actively contributing to structural reforms of the Japanese economy and expansion of securities market, and increasing its own corporate value.

3. Significant Contracts

None

Item 4.	Company Information

1. Share Capital Information

(1)	Total Number of Shares

a.	Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Total	6,000,000,000

b.	Issued Shares

Type	Number of Issued Shares as of September 30, 2003	Number of Issued Shares as of December 3, 2003	Trading Markets
			Tokyo Stock Exchange (*3)
			Osaka Stock Exchange (*3)
			Nagoya Stock Exchange (*3)
Common Stock	1,965,919,860	1,965,919,860	Amsterdam Stock Market N.V. (*4)
			Singapore Stock Exchange (*5)
			New York Stock Exchange (*6)

Total	1,965,919,860	1,965,919,860	—

Notes

1       Voting rights pertained.

2	Shares that may have increased from exercise of warrants and stock options between December 1, 2003 and December 3, 2003 are not included in the number of outstanding shares as of December 3, 2003.

3	Listed on the First Section of each stock exchange.

4	Common stock and Continental Depositary Receipts listed.

5	Common stock listed.

6	American Depositary Shares listed.

(2)	Stock Options

a.	Stock Acquisition Right

Resolved by the special resolution at the General Shareholders’ Meeting on June 26, 2002

	End of Interim Accounting Period(September 30, 2003)	End of Preceding Month to Filing of this Report (November 30, 2003)

Number of Stock Acquisition Rights	2,221(*1)	2,221(*1)

Type of Share under the Stock Acquisition Right	Common stock	Common stock

Number of Shares under the Stock Acquisition Rights	2,221,000	2,221,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,807 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,807 Capital Inclusion Price ¥904	Same as left

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of the 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1

Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share

Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Senior managing director is treated in accordance with the director.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Interim Accounting Period (September 30, 2003)	End of Preceding Month to Filing of this Report (November 30, 2003)

Number of Stock Acquisition Rights	2,252(*1)	2,252(*1)

Type of Share under the Stock Acquisition Right	Common stock	Common stock

Number of Shares under the Stock Acquisition Rights	2,252,000	2,252,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,631 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,631 Capital Inclusion Price ¥816	Same as left

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the

         Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1

Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share

Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

b.	Convertible Bonds and Warrants which are deemed as Bonds with stock reservation rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc.

Bond with Subscription Warrant No.1 (issued August 24, 2000)

	End of Interim Accounting Period (September 30, 2003)	End of Preceding Month to Filing of this Report (November 30, 2003)
Subscription rights outstanding (thousand Yen)	2,625,000	2,625,000
Issue price of stock (Yen)	2,305.00	2,305.00
Capital Inclusion Price (Yen)	1,153 (per share)	1,153 (per share)

(3)	Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/ Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/ Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
April 1, 2003 – September 30, 2003	—	1,965,919,860	—	182,799,788	—	112,504,264

(4)	Major Shareholders

As of September 30, 2003

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	148,796	7.57
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-Ku, Tokyo, Japan	94,933	4.83
State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	80,896	4.11
The Chase Manhattan Bank, N.A. London	Woolgate House, EC Callman St., London, United Kingdom	63,260	3.22
UFJ Trust Bank, Limited (Trust Account A)	1-4-3 Marunouchi, Chiyoda-Ku, Tokyo, Japan	36,282	1.85
The Chase Manhattan Bank, N.A. 385036	360 North Creacent Drive, Beverly Hills, California, U.S.A	33,908	1.72
The Chase Manhattan Bank, N.A. London SL Omnibus Account	Woolgate House, EC Callman St., London, United Kingdom	30,197	1.54
Nippon Life Insurance Company	1-2-2 Yuraku-cho, Chiyoda-Ku, Tokyo, Japan	27,882	1.42
Nomura Holdings, Inc.	1-9-1 Nihonbashi, Chuo-Ku, Tokyo, Japan	23,382	1.19
Mellon Bank Treaty Clients Omnibus	One Boston Place, Boston, Massachusetts, U.S.A.	22,229	1.13
Total		561,768	28.58

(5)	Voting Rights

a.	Outstanding Shares

As of September 30, 2003

	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (treasury stocks, etc.)	—	—	—
Stock with limited voting right (others)	—	—	—
Stock with full voting right (treasury stocks, etc.)	(Treasury stocks) Common stock 23,382,000	—	Our standard stock with no limitation to its rights
	(Crossholding stocks) Common stock 3,000,000	—	Same as above
Stock with full voting right (Others)	Common stock 1,929,413,000	1,929,155	Same as above
Shares less than 1 unit	Common stock 10,124,860	—	Shares less than 1 unit (1,000 shares)
Total Shares Issued	1,965,919,860	—	—
Voting Rights of Total Shareholders	—	1,929,155	—

(Note) 255,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 288 treasury stocks are included in Shares less than 1 unit.

b.	Treasury Stocks

As of September 30, 2003

Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1 Nihonbashi, Chuo-Ku, Tokyo, Japan	23,382,000	—	23,382,000	1.19

(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2 Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute Ltd.	2-2-1 Otemachi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	26,382,000	—	26,382,000	1.34

(Note) In addition to the treasury stocks shown here, there are 3,000 shares which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “a. Outstanding Shares above”.

2.	Share Price History

Monthly Highs and Lows

Month	April, 2003	May, 2003	June, 2003	July, 2003	August, 2003	September, 2003
High (Yen)	1,285	1,266	1,542	1,770	1,800	1,953
Low (Yen)	1,087	1,143	1,251	1,521	1,480	1,717

(Note) Prices are based on the First Section of Tokyo Stock Exchange.

Item 5.	Financial Information

1	Preparation Method of Consolidated Financial Statements and Stand-alone Financial Statements

(1)	Pursuant to Section 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial statements have been prepared in accordance with accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles in (1).

(3)	The stand-alone financial statements were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977) (the “Regulations”).

        The stand-alone financial statements for the previous period (from April 1, 2002 to September 30, 2002) were prepared based on the Regulations before amendment and the stand-alone financial statements for the current period (from April 1, 2003 to September 30, 2003) were prepared based on the Regulations after amendment.

2	Semi-annual Audit Certificate

        Under articles No.193-2 of the Securities and Exchange Law, Shin Nihon & Co. performed semi-annual audits of the consolidated and stand-alone financial statements for the previous period (from April 1, 2002 to September 30, 2002) and for the current period (from April 1, 2003 to September 30, 2003).

1.	Consolidated Financial Statements and Other

(1)	Consolidated Financial Statements

1)	Consolidated Balance Sheets

	September 30, 2002		September 30, 2003		March 31, 2003
	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	159,694		654,158		491,237
Time deposits	416,930		313,608		422,570
Deposits with stock exchanges and other segregated cash	37,717		63,605		41,702

	614,341	3.2	1,031,371	3.8	955,509	4.5

Loans and receivables:
Loans receivable	509,691		423,216		436,371
Receivables from customers	173,539		505,251		404,388
Receivables from other than customers	273,977		452,095		311,665
Receivables under resale agreements and securities borrowed transactions	6,916,802		11,999,160		8,603,170
Securities pledged as collateral	3,667,215		5,020,151		3,359,807
Allowance for doubtful accounts	(18,812)		(6,789)		(15,159)

	11,522,412	60.8	18,393,084	67.5	13,100,242	61.9

Trading assets and private equity investments:
Securities inventory	4,794,443		5,966,971		5,152,393
Derivative contracts	417,724		526,306		503,417
Private equity investments	270,679		277,294		270,890

	5,482,846	28.9	6,770,571	24.9	5,926,700	28.0

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥176,274 million at September 30, 2002, ¥173,713 million at September 30, 2003, and ¥177,374 million at March 31, 2003)	181,359		180,891		184,868
Lease deposits	77,842		71,964		65,211
Non-trading debt securities	402,479		201,716		270,120
Investments in equity securities	170,690		150,465		138,084
Investments in and advances to affiliated companies	263,892		203,507		223,970
Deferred tax assets	112,682		99,283		112,313
Other	135,073		136,035		192,429

	1,344,017	7.1	1,043,861	3.8	1,186,995	5.6

Total assets	18,963,616	100.0	27,238,887	100.0	21,169,446	100.0

	September 30, 2002		September 30, 2003		March 31, 2003
	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	263,265		207,540		180,565
Payables to other than customers	193,430		415,765		384,910
Payables under repurchase agreements and securities loaned transactions	9,728,958		13,695,818		10,952,135
Short-term borrowings	1,813,442		1,429,608		1,497,468
Time and other deposits received	196,611		301,516		256,184

	12,195,706	64.3	16,050,247	58.9	13,271,262	62.7

Trading liabilities:
Securities sold but not yet purchased	2,538,738		6,427,291		3,401,715
Derivative contracts	360,001		530,011		487,005

	2,898,739	15.3	6,957,302	25.5	3,888,720	18.4

Other liabilities:
Accrued income taxes	19,024		58,269		28,608
Accrued pension and severance costs	57,083		87,157		86,582
Other	236,213		239,811		296,509

	312,320	1.7	385,237	1.4	411,699	1.9

Long-term borrowings	1,824,230	9.6	2,140,553	7.9	1,955,437	9.2

Total liabilities	17,230,995	90.9	25,533,339	93.7	19,527,118	92.2

Commitments and contingencies (See Notes 8 and 9)
Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares at September 30, 2002, September 30, 2003 and March 31, 2003
Issued - 1,965,919,860 shares at September 30, 2002, September 30, 2003 and March 31, 2003	182,800	1.0	182,800	0.7	182,800	0.9

Additional paid-in capital	151,066	0.8	153,491	0.6	151,328	0.7

Retained earnings	1,447,291	7.6	1,479,150	5.4	1,407,028	6.6

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(23,900)		(39,735)		(41,558)
Cumulative translation adjustments	(23,766)		(37,588)		(22,329)

	(47,666)	(0.3)	(77,323)	(0.3)	(63,887)	(0.3)

	1,733,491	9.1	1,738,118	6.4	1,677,269	7.9
Less-Common stock held in treasury, at cost - 510,599 shares at September 30, 2002, 24,137,689 shares at September 30, 2003 and 25,556,340 shares at March 31, 2003	(870)	(0.0)	(32,570)	(0.1)	(34,941)	(0.1)

Total shareholders’ equity	1,732,621	9.1	1,705,548	6.3	1,642,328	7.8

Total liabilities and shareholders’ equity	18,963,616	100.0	27,238,887	100.0	21,169,446	100.0

2)	Consolidated Income Statements

	Six months ended September 30, 2002		Six months ended September 30, 2003		Year ended March 31, 2003
	Millions of Yen	(%)	Millions of Yen	(%)	Millions of Yen	(%)
Revenue:
Commissions	80,776		89,719		141,640
Fees from investment banking	33,913		34,358		81,847
Asset management and portfolio service fees	46,095		30,757		79,290
Net gain on trading	66,149		147,529		172,308
Interest and dividends	206,913		217,880		401,924
(Loss) gain on investments in equity securities	(10,419)		31,769		(41,288)
(Loss) gain on private equity investments	(2,892)		6,598		(14,391)
Other	9,718		14,768		19,589

Total revenue	430,253	100.0	573,378	100.0	840,919	100.0
Interest expense	146,838	34.1	158,604	27.7	274,645	32.7

Net revenue	283,415	65.9	414,774	72.3	566,274	67.3

Non-interest expenses:
Compensation and benefits	121,283		133,589		244,167
Commissions and floor brokerage	10,030		9,529		20,844
Information processing and communications	37,409		38,410		77,389
Occupancy and related depreciation	29,100		26,825		57,152
Business development expenses	13,677		10,411		24,361
Other	31,279		36,759		94,952

	242,778	56.4	255,523	44.5	518,865	61.7

Income before income taxes and cumulative effect of accounting change	40,637	9.5	159,251	27.8	47,409	5.6

Income tax expense:
Current	13,844		65,511		25,519
Deferred	5,522		7,054		11,776

	19,366	4.5	72,565	12.7	37,295	4.4

Income before cumulative effect of accounting change	21,271	5.0	86,686	15.1	10,114	1.2
Cumulative effect of accounting change	109,799	25.5	—	—	109,799	13.1

Net income	131,070	30.5	86,686	15.1	119,913	14.3

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
	Yen	Yen	Yen

Per share of common stock:
Basic-
Income before cumulative effect of accounting change	10.82	44.71	5.17
Cumulative effect of accounting change	55.86	—	56.09
Net income	66.68	44.71	61.26
Diluted-
Income before cumulative effect of accounting change	10.82	44.71	5.17
Cumulative effect of accounting change	55.86	—	56.09
Net income	66.68	44.71	61.26

3)	Consolidated Statements of Shareholders’ Equity

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
	Millions of Yen	Millions of Yen	Millions of Yen

Common Stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of the period	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	150,979	151,328	150,979
Gain on sales of treasury stock	—	1,800	—
Issuance of common stock options	87	363	349

Balance at end of the period	151,066	153,491	151,328

Retained earnings
Balance at beginning of year	1,316,221	1,407,028	1,316,221
Net income	131,070	86,686	119,913
Cash dividends	—	(14,564)	(29,106)

Balance at end of the period	1,447,291	1,479,150	1,407,028

Accumulated comprehensive income: Minimum pension liability adjustment
Balance at beginning of year	(24,972)	(41,558)	(24,972)
Net change during the period	1,072	1,823	(16,586)

Balance at end of the period	(23,900)	(39,735)	(41,558)

Cumulative translation adjustments
Balance at beginning of year	(19,685)	(22,329)	(19,685)
Other change during the period, net	(4,081)	(15,259)	(2,644)

Balance at end of the period	(23,766)	(37,588)	(22,329)

Common stock held in treasury
Balance at beginning of year	(414)	(34,941)	(414)
Repurchase of common stock	—	(3,824)	(34,527)
Sale of common stock	—	6,195	—
Other net change in treasury stock	(456)	—	—

Balance at end of the period	(870)	(32,570)	(34,941)

Number of shares issued
Balance at beginning of year	1,965,919,860	1,965,919,860	1,965,919,860

Balance at end of the period	1,965,919,860	1,965,919,860	1,965,919,860

4)	Consolidated Statements of Comprehensive Income

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
	Millions of Yen	Millions of Yen	Millions of Yen

Net income	131,070	86,686	119,913
Other comprehensive (loss) income:
Change in cumulative translation adjustments, net of tax:	(4,081)	(15,259)	(2,644)
Minimum pension liability adjustment:
Changes in minimum pension liability during the period	1,848	3,017	(27,460)
Deferred income taxes	(776)	(1,194)	10,874

Total	1,072	1,823	(16,586)

Total other comprehensive (loss) income	(3,009)	(13,436)	(19,230)

Comprehensive income	128,061	73,250	100,683

5)	Consolidated Statements of Cash Flows

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
	Millions of yen	Millions of yen	Millions of yen

Cash flows from operating activities:
Net income	131,070	86,686	119,913
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Cumulative effect of accounting change	(109,799)	—	(109,799)
Depreciation and amortization	14,920	16,752	31,249
Loss (gain) on investments in equity securities	10,419	(31,769)	41,288
Deferred income tax expense	5,522	7,054	11,776
Changes in operating assets and liabilities:
Time deposits	(35,009)	102,670	(36,585)
Deposits with stock exchanges and other segregated cash	(1,880)	(25,858)	(6,271)
Trading assets and private equity investments	(691,711)	(996,325)	(1,167,700)
Trading liabilities	235,433	3,200,188	1,242,333
Receivables under resale agreements and securities borrowed transactions	(537,419)	(3,860,503)	(2,315,743)
Payables under repurchase agreements and securities loaned transactions	1,872,243	3,319,421	3,236,698
Loans, receivables and securities pledged as collateral, net of allowance	(638,909)	(2,059,805)	(590,802)
Time and other deposits received and other payables	(591,554)	127,899	(477,756)
Accrued income taxes, net	(18,923)	53,650	(31,738)
Other, net	(40,758)	29,243	87,250

Net cash (used in) provided by operating activities	(396,355)	(30,697)	34,113

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
	Millions of yen	Millions of yen	Millions of yen

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(20,756)	(15,610)	(45,235)
Proceeds from sales of office buildings, land, equipment and facilities	285	921	690
Payments for purchases of investments in equity securities	(1,134)	(19)	(10,299)
Proceeds from sales of investments in equity securities	20,079	19,407	30,067
Decrease in non-trading debt securities, net	23,033	68,633	152,209
(Increase) decrease in other investments and other assets, net	(4,986)	21,944	6,621

Net cash provided by investing activities	16,521	95,276	134,053

Cash flows from financing activities:
Increase in long-term borrowings	375,638	354,375	654,407
Decrease in long-term borrowings	(109,488)	(350,624)	(324,232)
(Decrease) increase in short-term borrowings, net	(43,815)	134,020	(290,775)
Proceeds from sales of common stock	—	7,995	—
Payments for repurchases of common stock	—	(3,824)	(34,527)
Payments for cash dividends	(29,485)	(29,117)	(29,485)

Net cash provided by (used in) financing activities	192,850	112,825	(24,612)

Effect of exchange rate changes on cash and cash equivalents	(9,957)	(14,483)	(8,952)

Net (decrease) increase in cash and cash equivalents	(196,941)	162,921	134,602
Cash and cash equivalents at beginning of period	356,635	491,237	356,635

Cash and cash equivalents at end of period	159,694	654,158	491,237
Supplemental information on cash flows:
Cash paid during the period for-
Interest	133,511	101,585	253,098
Income tax payments, net	32,767	11,861	57,257

[Notes to the Consolidated Financial Statements]

1.	Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to Section 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial statements for the six months ended September 30, 2003 have been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura (the Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura”) adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has a positive impact of ¥33,039 million on income before income taxes.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has a positive impact of ¥1,774 million on income before income taxes.

Retirement and severance benefit—

Under U.S. GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. Under U.S. GAAP, additional minimum pension liabilities are provided when the accumulated benefit obligation exceeds the fair value of plan assets, while such treatment is not provided under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method.

Appropriations of retained earnings—

Under U.S. GAAP, appropriations of retained earnings are reflected and recorded in the consolidated financial statements in the period to which they relate. Under Japanese GAAP, a company may select the accounting method for appropriations of retained earnings to reflect and record appropriations in the consolidated financial statements either in the period to which they relate or in a subsequent period when approval for the appropriations by the board of directors has been obtained.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purpose are valued at fair value and changes in the fair value of derivative contracts are deferred on the balance sheet.

Leveraged leases—

Under U.S. GAAP, fixed income and expenses are recognized for each year over the period of the leveraged leases. Under Japanese GAAP, depreciation expenses arising from leased assets are recognized on a declining balance method and income and expenses are not averaged during the period of leveraged leases.

2.	Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis.

Nomura’s business segments are structured based on its management structure, the nature of products and services and its customer base. Nomura reports operating results in three business segments: Domestic Retail, Global Wholesale and Asset Management.

In Nomura’s Domestic Retail business, Nomura receives commissions and fees from investment consultation services which it provides mainly to individual customers in Japan. Additionally, Nomura receives operational fees from asset management companies in connection with the administration services of investment trust certificates that it distributes. Nomura also receives agent commissions from insurance companies for the variable annuity insurance products it sells as an agent. In Nomura’s Global Wholesale business, Nomura earns fees, commissions and other revenues by providing sales and trading services, and investment banking services mainly to institutional customers globally. In Nomura’s sales and trading activities, Nomura facilitates customer transactions and trades for its own account by market-making and trading fixed income and equity securities. Nomura also provides a broad range of investment banking services, including underwriting and financial advisory services. Also, Nomura conducts proprietary transactions, including arbitrage and principal finance transactions. In Nomura’s Asset Management business, Nomura develops and manages investment trusts and earns management fees for the portfolio management of investment trusts. Nomura also provides investment advisory services for pension funds and other institutional customers. Additionally, in the defined contribution business, Nomura receives commissions as a defined contribution pension plan administrator.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its majority-owned subsidiaries. A controlling financial interest can also exist in entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities (“VIEs”). The Company consolidates VIEs created after January 31, 2003 where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“US GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material inter-company transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity investments—

Nomura had been actively involved in the private equity business, through its UK based PFG. As a result of a review to determine the optimum structure to run this business going forward, on March 27, 2002, Nomura restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I “), a limited partnership which is engaged in the private equity business. As a result of Nomura’s contribution of its investments in the PFG entities to TFCP I in exchange for a limited partnership interest, Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed control of these investments, together with one investment, Annington Holdings plc, which was not transferred to the partnership. Accordingly, Nomura ceased consolidating the investments at that time. Terra Firma Capital Partners Limited (“TFCPL”) has been established by former employees of Nomura to advise Terra Firma in relation to the management of TFCP I as well as the raising and investing of additional capital. With effect from March 27, 2002, Nomura accounts for its investments managed by Terra Firma (collectively referred to as “the Terra Firma Investment”) at fair value in accordance with accounting practices for broker-dealers.

As stated above, the Terra Firma Investment are carried at fair value. Corresponding changes in the fair value of these investments are included in gains/losses on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no externally quoted market prices available. As a result, Nomura’s Risk Management unit meets with TFCPL and the management teams of the underlying investments to discuss, among other things, Terra Firma’s valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows Nomura to produce its own estimates of the fair value for each underlying investment.

In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. These projections will reflect the business drivers specific to each investment.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors

Hotels	Room rate achieved and occupancy, which in turn are driven by business and leisure travel. Revenue from conference facilities and food and beverage sales. Staff and other costs and central overheads.

Real Estate

Sales values, leaseback and open market rental values achieved, driven by underlying demand for housing in both the homeowner and rental markets.

Property holding and refurbishment and head office costs.

Availability and cost of finance.

Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement (taking into account arrears), rental acquisition costs, rental maintenance costs, as well as overheads and head office costs.

Retail	Market share, changes in market size, underlying trends in consumer behavior. Gross margin and operating costs, including outlet overheads and head office costs.

Services	Contract terms negotiated at beginning of contract.
Initial contract set up costs and capital expenditure.
Ongoing servicing costs, including staff costs and central overheads.
Additional contracts and additional non-contracted works.
Availability and cost of finance.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the Discounted Cash Flow valuation is required. While it is likely that certain potential purchasers may have special interests in the relevant investments that would allow them to justify a premium price, such as synergy or strategic benefits, no such premium has been included within the valuation models. Conversely, no discounts have been taken for the fact that there may only be a limited number of potential purchasers of the investments. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•	Stressing exit assumptions, either by altering the timing or the exit multiple used. In particular, using exit multiples in line with 5-year lows of trading multiples for similar companies are considered

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Terra Firma investments represents the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or to Terra Firma.

For recently acquired investments (i.e., those acquired within 12 months), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets. In connection with its securitization activities, Nomura utilizes special purpose entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets.

Nomura has historically used special purpose entities, or SPE vehicles, as conduits, and has generally not retained a financial interest in the asset securitizations. In conduit transactions, Nomura serves as the administrator and provides contingency liquidity support. Conduits provide clients with a way to access liquidity in the commercial paper markets by allowing clients to sell assets to the conduit, which in return issues commercial paper to fund the purchases. The commercial paper issued by the conduits is supported with sufficient collateral, other credit enhancement, and liquidity support to receive at least an A-1 or P-1 rating. Nomura may obtain an interest in the financial assets in the future, which may include residual interests in the special purpose entities established to facilitate the securitization. Any such interests would be included in Securities inventory within Nomura’s balance sheet. Nomura records its securities inventory, including such interests, at fair value with any changes in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements.

Securities financing transactions—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Historically, Nomura engaged in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated income statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold, as repurchase and reverse repurchase transactions.

On the consolidated balance sheets, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are classified as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of computer installations and software, are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥12,095 million, ¥14,298 million and ¥25,570 million, and is included in Occupancy and related depreciation in the amount of ¥2,825 million, ¥2,454 million and ¥5,678 million for the six months ended September 30, 2002 and 2003, and for the year ended March 31, 2003, respectively.

Long-lived assets—

As required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized based on the market or fair value.

These charges were incurred as a result of Nomura’s analysis to determine if there was any impairment of long-lived assets and significant decreases in the market or fair value of certain assets were identified. The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for Nomura’s operating purposes and other than operating purposes. For Nomura’s operating purposes, Nomura holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes. In accordance with US GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥131,180 million and ¥39,510 million at September 30, 2002, ¥119,270 million and ¥31,195 million at September 30, 2003, and ¥93,176 million and ¥44,908 million at March 31, 2003, respectively.

Investments in equity securities for other than operating purposes are included in the consolidated balance sheets in Other assets—Other and such investments are mainly comprised of unlisted equity securities.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated income statements.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Income taxes of Japanese entities have been accounted for based on the consolidated tax return system from the six months ended September 30, 2002.

Stock-based compensation—

At September 30, 2003, Nomura has three stock-based compensation plans. The first commenced in August 2000, the second commenced in August 2002, and the third commenced in July 2003. Prior to April 1, 2002, Nomura accounted for the first plan under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and applied the modified prospective method under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. Due to the application, the compensation and benefits increased by ¥87 million, and income before income taxes decreased by the same amount in the six months ended September 30,2002. Compensation cost recognized in the six months ended September 30, 2003 and the year ended March 31, 2003 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior years have not been restated.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share”, the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilutive effect of convertible bonds, warrants and stock acquisition rights.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that negative goodwill that arises in a business combination completed after June 30, 2001 be written off immediately. SFAS No. 141 also requires that any unamortized negative goodwill arising from business combinations completed before July 1, 2001 be written off and recognized as a cumulative effect of a change in accounting principle when SFAS No.142 is adopted. SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstances, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill recorded prior to July 1, 2001 was recognized as the excess of acquisition cost over the fair value of net assets acquired and was being amortized over 10 to 20 years on a straight-line basis. The amortization of goodwill is included in Non-interest expenses — Other. Goodwill recorded after June 30, 2001 and, upon adoption of SFAS No.142, goodwill acquired prior to July 1, 2001 is not amortized. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

Prior to the year ended March 31, 2003, negative goodwill, which was recognized as the excess of the fair value of net assets acquired over the acquisition cost, was included in Other liabilities — Other on the accompanying balance sheets, and was being amortized over a 10 year period, on a straight-line basis. The amortization of negative goodwill was included in Non-interest expenses — Other. Nomura adopted SFAS No. 142 effective April 1, 2002, which resulted in the write-off of negative goodwill arising from a previous business combination of ¥109,799 million, net of taxes, as of March 31, 2002 in the year ended March 31, 2003.

New accounting pronouncements—

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 (“FIN 46”). FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. Public entities were required to apply the provisions of FIN 46 to VIEs created before February 1, 2003, in the period beginning after June 15, 2003, i.e., July 1, 2003 in Nomura’s case.

On October 10, 2003, the FASB issued FASB Staff Position No. FIN 46-6 (the “FSP”), which deferred the effective date for applying the provisions of FIN 46 by public entities to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FSP also deferred the effective date for applying FIN 46 to “non-registered investment companies” until the AICPA finalizes its proposed Statement of Position (“SOP”) on the clarification of the scope of the Audit Guide (AICPA Audit and Accounting Guide – Audits of Investment Companies) and accounting by parent companies and equity method investors for investments in investment companies.

As a result of the FSP, Nomura did not apply the provisions of FIN 46 to variable interests in VIEs created before February 1, 2003, in its consolidated financial information for the period ended September 30, 2003. Nomura estimates at this time that applying FIN 46 will not have a material impact on its consolidated financial statement as of and for the year ended March 31, 2004.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 did not have a material impact on Nomura’s consolidated financial statement for the six months ended September 30, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires an issuer to classify certain financial instruments with characteristics of both liabilities and equity as liabilities (or an asset in some circumstances). Many of those instruments were previously classified as equity. Under SFAS No. 150, certain financial instruments issued in the form of shares that are mandatorily redeemable, that embody an obligation to repurchase the issuer’s equity shares, and that the issuer must or may settle by issuing a variable number of its equity shares, are classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on Nomura’s consolidated financial statement for the six months ended September 30, 2003.

3.	Securities inventory and securities sold but not yet purchased

Securities inventory, including securities, which are classified as pledged as collateral, and securities sold but not yet purchased consist of trading securities at fair value classified as follows:

	Millions of yen
	September 30				March 31
	2002		2003		2003
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet Purchased
Equity securities and convertible bonds	¥1,719,165	¥715,358	¥1,927,227	¥1,947,988	¥1,669,100	¥907,635
Government and government agency bonds	3,674,803	1,539,073	5,526,349	4,222,651	3,840,167	2,260,809
Bank and corporate debt securities	1,284,532	234,641	1,384,773	218,178	1,382,211	204,231
Commercial paper and certificates of deposit	123,946	—	27,999	—	34,012	—
Options and warrants	68,872	48,396	55,986	32,942	38,033	27,191
Mortgage and mortgage-backed securities	864,184	1,270	757,388	5,532	1,007,928	1,750
Beneficiary certificates and other	726,156	—	1,307,400	—	540,749	99

	¥8,461,658	¥2,538,738	¥10,987,122	¥6,427,291	¥8,512,200	¥3,401,715

4.	Derivatives utilized for trading purposes

The table below discloses the fair values of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure.

	Millions of yen
	September 30		March 31
	2002	2003	2003
Trading Assets:
Foreign exchange forwards	¥20,771	¥55,513	¥16,558
FRA(1) and other OTC(2) forwards	953	573	296
Swap agreements	261,026	292,900	410,912
Options other than securities options—purchased	134,974	177,320	75,651

Sub-total	417,724	526,306	503,417
Securities options—purchased(3)	64,414	55,954	37,704

Total	¥482,138	¥582,260	¥541,121

	Millions of yen
	September 30		March 31
	2002	2003	2003
Trading Liabilities:
Foreign exchange forwards	¥18,908	¥69,426	¥16,999
FRA and other OTC forwards	1,392	600	8
Swap agreements	235,447	348,229	443,408
Options other than securities options—written	104,254	111,756	26,590

Sub-total	360,001	530,011	487,005
Securities options—written(3)	44,582	30,902	26,900

Total	¥404,583	¥560,913	¥513,905

(1)	“FRA” is Forward Rate Agreements.

(2)	“OTC” is Over The Counter.

(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate

5.	The balance of receivables and payables under securities financing transactions

Nomura enters into secured borrowing and lending transactions mainly to meet customers’ needs and finance trading inventory positions. The balance of receivables and payables under resale and repurchase agreements and securities borrowed and loaned transactions are as follows:

	Millions of yen
	September 30		March 31
	2002	2003	2003
Receivables under:
Resale agreements	¥3,368,744	¥4,221,030	¥4,224,229
Securities borrowed transactions	3,548,058	7,778,130	4,378,941

Total	¥6,916,802	¥11,999,160	¥8,603,170

Payables under:
Repurchase agreements	¥5,985,258	¥8,161,227	¥7,024,677
Securities loaned transactions	3,743,700	5,534,591	3,927,458

Total	¥9,728,958	¥13,695,818	¥10,952,135

6.	Assets pledged:

In many cases, Nomura is permitted to use its securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The related balances are as follows:

	Billions of yen
	September 30		March 31
	2002	2003	2003
The fair value of securities received as collateral where Nomura is permitted to sell or repledge the securities	¥11,251	¥17,362	¥13,056
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	9,765	14,593	10,881

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are classified as Securities pledged as collateral on the consolidated balance sheets.

Securities and loans receivables owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	September 30		March 31
	2002	2003	2003
Trading assets:
Equity securities and convertible bonds	¥64,702	¥299,918	¥286,940
Government and government agency bonds	370,152	456,211	365,585
Bank and corporate debt securities	387,839	639,603	749,398
Warrants	8,645	32	172
Mortgage and mortgage-backed securities	701,584	638,779	842,561

	¥1,532,922	¥2,034,543	¥2,244,656

Loans receivables and Investments:
Loans receivable	¥—	¥58,737	¥43,367
Non-trading debt securities	111,218	44,484	50,483

	¥111,218	¥103,221	¥93,850

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. The carrying value of assets pledged, except for those disclosed in the above table, are as follows:

	Millions of yen
	September 30		March 31
	2002	2003	2003
Trading securities	¥994,779	¥1,015,211	¥773,267
Non-trading debt securities	1,030	—	—
Land and buildings	8,628	—	8,606

	¥1,004,437	¥1,015,211	¥781,873

Assets in the above table were mainly pledged to financial institutions for loan payable and derivative transactions.

In addition, Nomura repledged ¥133,774 million, ¥54,858 million and ¥168,472 million of securities borrowed at September 30, 2002 and 2003 and March 31, 2003, respectively, as collateral for bank loans and other loans.

7.	Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen
	Six months ended September 30		Year ended March 31
	2002	2003	2003
Basic -
Income before cumulative effect of accounting change applicable to common stock	¥21,271	¥86,686	¥10,114
Cumulative effect of accounting change applicable to common stock	109,799	—	109,799

Net income applicable to common stock	¥131,070	¥86,686	¥119,913

Weighted average number of shares outstanding (in thousands)	1,965,537	1,938,752	1,957,316

Basic EPS:
Income before cumulative effect of accounting change	¥10.82	¥44.71	¥5.17
Cumulative effect of accounting change	55.86	—	56.09

Net income	¥66.68	¥44.71	¥61.26

Diluted -
Income before cumulative effect of accounting change applicable to common stock	¥21,271	¥86,686	¥10,114
Cumulative effect of accounting change applicable to common stock	109,799	—	109,799

Net income applicable to common stock	¥131,070	¥86,686	¥119,913

Weighted average number of shares outstanding used in diluted EPS computations (in thousands)	1,965,537	1,938,752	1,957,316

Diluted EPS:
Income before cumulative effect of accounting change	¥10.82	¥44.71	¥5.17
Cumulative effect of accounting change	55.86	—	56.09

Net income	¥66.68	¥44.71	¥61.26

At September 30, 2002, there were 6,647 thousand shares of potential common stock related to convertible bonds, which did not have a dilutive effect and thus were not included in the above calculations. There were warrants and options to purchase 3,322 thousand, 5,445 thousand, and 3,230 thousand shares of common stock at September 30, 2002 and 2003, and March 31, 2003 respectively, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each period.

8.	Credit commitments:

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, contractual commitments to extend credit, standby letters of credit, underwriting commitments and issuance of financial guarantees, which generally have a fixed expiration date.

Contractual amounts of these commitments at September 30, 2002 were as follows:

Millions of yen
September 30, 2002
Commitments to extend credit and note issuance facility	¥135,172
Standby letters of credit and financial guarantees	44,618

9.	Credit and investment commitments and guarantees:

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002. The disclosure provisions are effective with Nomura’s year ended March 31, 2003.

Credit and investment commitments—

Nomura has provided to counterparties through subsidiaries, in connection with its banking/financing activities, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in Commitments to extend credit. Nomura has also had commitments in connection with its merchant banking activities.

Contractual amounts of these commitments at September 30, 2003 and March 31, 2003 were as follows:

	Millions of yen
	September 30	March 31
	2003	2003
Commitments to extend credit and commitments in connection with merchant banking activities	¥156,965	¥247,344

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN No. 45 definition of guarantees. FIN No.45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN No. 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura does not monitor its risk exposure to such derivative contracts based on notional amounts, rather Nomura manages its risk exposure on a fair value basis. Overall risk limits have been established and the extent of risk exposure is routinely monitored against these limits. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth maximum potential payout/notional about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees at September 30, 2003 and March 31, 2003:

	Millions of yen
	September 30 2003	March 31 2003
Derivative contracts	¥12,389,628	¥6,898,950
Standby letters of credit and other guarantees	24,139	49,449

10.	Segment information:

Operating segments—

Nomura reports its results in three distinct core segments: Domestic Retail, Global Wholesale, and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow US GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under US GAAP is included in net income, is excluded from segment information.

•	Investments in the private equity investee companies are treated as private equity positions for management reporting purposes, as management views these entities not as operating subsidiaries but as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Wholesale. For the six months ended September 30, 2002 and 2003, and for the year ended March 31, 2003, these investments were not shown at fair value, but were consolidated at historical cost under US GAAP. The impact of consolidating/deconsolidationg the private equity investee companies, including the elimination impact under US GAAP, is excluded from the segment information and described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results for the six months ended September 30, 2002 and 2003, and for the year ended March 31, 2003 are shown in the following table. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2002
Non-interest revenue	¥122,573	¥97,645	¥20,138	¥2,956	¥243,312
Net interest revenue	1,204	47,510	(32)	11,393	60,075

Net revenue	123,777	145,155	20,106	14,349	303,387
Non-interest expenses	108,429	99,707	17,677	15,936	241,749

Income (loss) before income taxes	¥15,348	¥45,448	¥2,429	¥(1,587)	¥61,638

Six months ended September 30, 2003
Non-interest revenue	¥149,787	¥163,829	¥15,231	¥(10,637)	¥318,210
Net interest revenue	775	45,279	1,071	12,151	59,276

Net revenue	150,562	209,108	16,302	1,514	377,486
Non-interest expenses	111,117	113,756	18,709	7,375	250,957

Income (loss) before income taxes	¥39,445	¥95,352	¥(2,407)	¥(5,861)	¥126,529

Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30		Year ended March 31
	2002	2003	2003
(Loss)/gain on undesignated hedging instruments included in Net gain on trading	¥(1,753)	¥(11,680)	¥2,065
Gain/(Loss) on investment securities	10,892	(556)	(561)
Equity in income/(losses) of affiliates	353	2,394	(3,842)
Corporate items	(678)	(8,461)	(9,356)
Impairment loss on investment in an affiliated company	—	—	(21,165)
Others	(10,401)	12,442	(7,846)

Total	¥(1,587)	¥(5,861)	¥(40,705)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue and income before income taxes and cumulative effect of accounting change in the consolidated income statements.

	Millions of yen
	Six months ended September 30		Year ended March 31
	2002	2003	2003
Net revenue	¥303,387	¥377,486	¥602,753
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	(21,675)	33,039	(43,017)
Effect of consolidation/deconsolidation of the private equity investee companies	1,703	4,249	6,538

Consolidated net revenue	¥283,415	¥414,774	¥566,274

Income before income taxes	¥61,638	¥126,529	¥89,211
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	(21,675)	33,039	(43,017)
Effect of consolidation/deconsolidation of the private equity investee companies	674	(317)	1,215

Consolidated income before income taxes and cumulative effect of accounting change	¥40,637	¥159,251	¥47,409

Geographic Information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes and cumulative effect of accounting change from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen
	Six months ended September 30		Year ended March 31
	2002	2003	2003
Net revenue:
Americas	¥25,338	¥26,757	¥58,019
Europe	14,229	31,475	47,872
Asia and Oceania	5,824	5,798	8,902

Sub-total	45,391	64,030	114,793
Japan	238,024	350,744	451,481

Consolidated	¥283,415	¥414,774	¥566,274

	Millions of yen
	Six months ended September 30		Year ended March 31
	2002	2003	2003
Income (loss) before income taxes and cumulative effect of accounting change:
Americas	¥4,362	¥(2,060)	¥14,851
Europe	(20,582)	(6,138)	(34,314)
Asia and Oceania	(3,384)	(3,929)	(10,026)

Sub-total	(19,604)	(12,127)	(29,489)
Japan	60,241	171,378	76,898

Consolidated	¥40,637	¥159,251	¥47,409

	Millions of yen
	September 30		March 31
	2002	2003	2003
Long-lived assets:
Americas	¥9,758	¥7,788	¥9,938
Europe	38,800	38,411	38,451
Asia and Oceania	1,275	1,921	1,630

Sub-total	49,833	48,120	50,019
Japan	138,433	139,553	145,134

Consolidated	¥188,266	¥187,673	¥195,153

There is no revenue derived from transactions with a single major external customer for the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003.

11.	Subsequent events:

None.

2.	Stand-alone Financial Statements and Other

(1)	Stand-alone Financial Statements

1)	Stand-alone Balance Sheets

		September 30, 2002		September 30, 2003		March 31, 2003
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(ASSETS)
Current Assets
Cash and cash deposits		3,336		4,815		11,239
Short-term loans receivable		454,990		772,846		578,420
Deferred tax assets		19,705		8,924		9,260
Other current assets		31,316		56,320		54,242
Allowance for doubtful accounts		(531)		(3)		(712)

Total Current Assets		508,817	24.9	842,903	36.3	652,450	30.8
Fixed Assets
Tangible fixed assets	*1	44,433		40,739		43,518
Intangible assets		60,572		66,545		66,494
Investments and others		1,433,281		1,371,732		1,358,650
Investment securities		161,179		144,724		129,853
Investments in subsidiaries and affiliates (at cost)		1,025,489		1,107,838		1,096,164
Long-term loans receivable		120,000		—		—
Long-term guarantee deposits		60,809		54,145		54,187
Deferred tax assets		48,483		45,372		61,326
Other investments		17,453		19,687		17,120
Allowance for doubtful accounts		(133)		(34)		(1)

Total Fixed Assets		1,538,288	75.1	1,479,018	63.7	1,468,663	69.2

TOTAL ASSETS		2,047,106	100.0	2,321,921	100.0	2,121,113	100.0

		September 30, 2002		September 30, 2003		March 31, 2003
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(LIABILITIES)
Current Liabilities
Short-term borrowings		—		202,000		101,500
Bond with maturity of less than one year		28,641		2,631		—
Collaterals received		158,294		189,792		131,677
Accrued income taxes		1		32,090		1,596
Other current liabilities		17,924		19,313		21,479

Total Current Liabilities		204,860	10.0	445,827	19.2	256,253	12.1
Long-term liabilities
Bonds payable		62,631		120,000		122,631
Long-term borrowings		369,500		399,500		399,500
Other long-term liabilities		616		1,028		693

Total Long-term liabilities		432,747	21.1	520,528	22.4	522,824	24.6

TOTAL LIABILITIES		637,607	31.1	966,356	41.6	779,077	36.7

(SHAREHOLDERS’ EQUITY)
Common stock		182,799	8.9	182,799	7.9	182,799	8.6
Capital reserves
Additional paid-in capital		112,504		112,504		112,504
Other capital reserves		—		1,799		—

Total capital reserves		112,504	5.5	114,303	4.9	112,504	5.3
Earned surplus
Earned surplus reserve		81,858		81,858		81,858
Voluntary reserve		990,041		950,038		990,041
Unappropriated retained earnings (deficit)		17,119		23,814		(5,969)

Total earned surplus		1,089,019	53.2	1,055,710	45.5	1,065,929	50.3
Net unrealized gain on investment securities		26,045	1.3	33,788	1.4	14,211	0.7
Treasury stock		(870)	(0.0)	(31,037)	(1.3)	(33,409)	(1.6)

TOTAL SHAREHOLDERS’ EQUITY		1,409,498	68.9	1,355,565	58.4	1,342,035	63.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,047,106	100.0	2,321,921	100.0	2,121,113	100.0

2)	Stand-alone Income Statements

		Six Months ended September 30, 2002		Six Months ended September 30, 2003		Year ended March 31, 2003
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Operating revenue
Property and equipment fee revenue	*1	29,077		29,456		60,901
Rent revenue	*2	15,101		14,793		30,796
Royalty on trademark	*3	2,821		2,926		5,177
Dividend from affiliated companies		—		16,420		—
Others	*4	2,806		3,097		5,355
Interest income		257		0		403

Total operating revenue		50,064	100.0	66,694	100.0	102,633	100.0
Operating expenses
Compensation and benefits		481		332		605
Rental and maintenance		16,558		15,956		34,151
Data processing and office supplies		10,791		10,352		21,844
Depreciation and amortization	*5	11,479		12,999		24,080
Others		3,913		4,274		8,256
Interest expenses		1,724		2,174		3,657

Total operating expenses		44,948	89.8	46,089	69.1	92,596	90.2

Operating income		5,116	10.2	20,605	30.9	10,036	9.8

Non-operating income		2,659	5.3	1,285	1.9	3,824	3.7
Non-operating expenses		534	1.1	139	0.2	3,119	3.0

Ordinary income		7,240	14.5	21,751	32.6	10,742	10.5

		Six Months ended September 30, 2002		Six Months ended September 30, 2003		Year ended March 31, 2003
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Special profits
Gain on sales of investment securities		12,210		2,357		16,498
Reversal of allowance for doubtful accounts		—		675		—

Total special profits		12,210	24.4	3,033	4.6	16,498	16.0
Special losses
Loss on sales of investment securities		299		1,666		3,389
Loss on devaluation of investment securities		634		1,521		11,167
Loss on devaluation of investments in affiliates		—		—		30,216

Total special losses		934	1.9	3,187	4.8	44,773	43.6

Profit (loss) before income taxes		18,517	37.0	21,597	32.4	(17,531)	(17.1)

Income taxes-current		(19,579)	(39.1)	(848)	(1.3)	(39,527)	(38.5)

Income taxes-deferred		27,832	55.6	3,238	4.9	34,821	33.9

Net profit (loss)		10,264	20.5	19,207	28.8	(12,825)	(12.5)

Retained earnings brought forward		6,855		4,606		6,855

Unappropriated retained earnings (deficit)		17,119		23,814		(5,969)

[Significant Accounting Policies]

Six Months ended September 30, 2002	Six Months ended September 30, 2003	Year ended March 31, 2003

1.      Basis and Methods of Valuation for Financial Instruments

(1)    Other securities

a.      Securities with market value

Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investment securities” in “Shareholders’ Equity” on the balance sheet.

b.      Securities with no market value

Recorded at cost using the moving average method or amortized cost.

	1. Basis and Methods of Valuation for Financial Instruments (1) Other securities (Same as left)	1. Basis and Methods of Valuation for Financial Instruments (1) Other securities (Same as left)
(2) Stocks of subsidiaries and affiliates	(2) Stocks of subsidiaries and affiliates	(2) Stocks of subsidiaries and affiliates
Recorded at cost using the moving average method.	(Same as left)	(Same as left)
2. Depreciation and Amortization (1) Depreciation of tangible fixed assets	2. Depreciation and Amortization (1) Depreciation of tangible fixed assets	2. Depreciation and Amortization (1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998, which are depreciated on the straight-line method.

The estimated useful lives are generally as follows:

Buildings                    15 – 50 years

Furniture & fixtures       3 - 6 years

	(Same as left)	(Same as left)

(2)    Amortization of intangible assets Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

The useful lives of software are based on those determined internally.

	(2) Amortization of intangible assets (Same as left)	(2) Amortization of intangible assets (Same as left)

Six Months ended September 30, 2002	Six Months ended September 30, 2003	Year ended March 31, 2003
3. Provisions (1) Allowance for doubtful accounts	3. Provisions (1) Allowance for doubtful accounts	3. Provisions (1) Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

	(Same as left)	(Same as left)
(2) Reserve for bonus payment To prepare for payments of bonuses to employees, the estimated amount is recorded in accordance with the prescribed calculation method.	(2) Reserve for bonus payment (Same as left)	(2) Reserve for bonus payment (Same as left)

4.      Translation of Balance Sheet

         Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

	4. Translation of Balance Sheet Accounts Denominated in Foreign Currencies (Same as left)	4. Translation of Balance Sheet Accounts Denominated in Foreign Currencies (Same as left)

5.      Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

	5. Leasing Transactions (Same as left)	5. Leasing Transactions (Same as left)

6.      Hedging Activities

(1)    Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

	6. Hedging Activities (1) Hedge accounting (Same as left)	6. Hedging Activities (1) Hedge accounting (Same as left)
(2) Hedging instruments and hedged item The Company utilizes derivative contracts such as interest rate swaps to hedge the interest risk on bonds and convertible bonds that the Company issued.	(2) Hedging instruments and hedged item The Company utilizes derivative contracts such as interest rate swaps to hedge the interest risk on bonds that the Company issued.	(2) Hedging instruments and hedged item (Same as left)

Six Months ended September 30, 2002	Six Months ended September 30, 2003	Year ended March 31, 2003
(3) Hedging policy As a general rule, the interest risk on bonds and convertible bonds is fully hedged until maturity.	(3) Hedging policy As a general rule, the interest risk on bonds is fully hedged until maturity.	(3) Hedging policy (Same as left)

(4) Valuating the validity of hedging instruments The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(4) Valuating the validity of hedging instruments (Same as left)	(4) Valuating the validity of hedging instruments (Same as left)

7.      Accounting for Consumption Taxes Consumption taxes are accounted for based on the tax exclusion method. Temporary receipts and payments of consumption taxes are set off and the net amount is included in “other current liabilities”.

	7. Other Important Items as Basis of Financial Information (1) Accounting for Consumption Taxes Consumption taxes are accounted for based on the tax exclusion method.	7. Other Important Items as Basis of Financial Information (1) Accounting for Consumption Taxes (Same as left)

(2) Application of Consolidated Tax Return System The Company applies consolidated tax return system.

(2)    Application of Consolidated Tax Return System

The Company applies consolidated tax return system from the year ended March 31, 2003.

(3)    Balance sheet

The breakdown of shareholders’ equity is reclassified according to the amendment of “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements”. Additional paid-in capital has become an item of capital reserves; and earned surplus reserve, voluntary reserve, and unappropriated accumulated deficit have become breakdown of earned surplus.

(4)    Accounting Standard for Treasury Stocks and Reversal of Legal Reserves

The Company adopted “ Accounting Standard for Treasury Stocks and Reversal of Legal Reserves” (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 1, February 21, 2002) from the year ended March 31, 2003. There is no effect on profit/loss by adopting the standard.

Six Months ended September 30, 2002	Six Months ended September 30, 2003	Year ended March 31, 2003

(5)    Accounting Standard for Earning per Share

The Company adopted “Accounting Standard for Earning per Share” (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 2, September 25, 2002) and “Implementation Guidance for Accounting Standard for Earning per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002 ) from the year ended March 31, 2003.

The effects of adopting the standard above is noted on “Per Share Information” of Notes to Financial Information.

[Additional Information]

Six Months ended September 30, 2002	Six Months ended September 30, 2003	Year ended March 31, 2003

(Balance Sheet)

“Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” were amended and Shareholders’ Equity reflects the amendment. Treasury stocks which had been recorded as an asset (15 mil. Yen current assets on September 30, 2001) are deducted from shareholders’ equity.

Additional paid-in capital has become a component of capital reserves; earned surplus reserve, voluntary reserve, and unappropriated retained earnings have become components of earned surplus.

(Accounting of Treasury Stocks and Legal Reserves)

The Company adopted “Accounting Standard for Treasury Stocks and Reversal of Legal Reserves” (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 1, February 21, 2002) from the six months ended September 30, 2002.

There is no effect on profit upon adoption of the accounting standard.

(Consolidated Tax Return System)

The Company commenced accounting and statement which assumes the application of consolidated tax return system based on “Temporary Treatment of Tax Effect Accounting in Applying Consolidated Tax Return System (1)” (ASBJ, October 9, 2002) from the six months ended September 30, 2002.

(Operating Revenue)

Dividend from affiliated companies which has been included in “Others” (8 mil. Yen for the six months ended September 30, 2002) is stated as an item of operating revenue as its amount exceeded 10% of the total operating revenue.

(Operating Expenses)

The expense items, which had been breakdown of selling, general and administrative expenses in the previous year, are reclassified to breakdown of operating expenses to represent the results of the holding company more explicitly.

Six Months ended September 30, 2002		Six Months ended September 30, 2003	Year ended March 31, 2003

(Changes in Account Titles)

On October 1, 2001, the Company transferred its securities and securities-related business to Nomura Securities Co., Ltd. and adopted a holding company structure. The Company, as a holding company, prepared its financial statements according to “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements”.

Certain account titles have been changed reflecting the change in the Company’s business.

Six Months ended September 30, 2001	Six Months ended September 30, 2002
Cash, time deposits	Cash and time deposits
Investments, etc.	Investments and others
Cash collateral for securities loaned	Deposits received
Net unrealized gain	Net unrealized gain on investment securities
Income taxes - Current	Income taxes -current

In addition the expense items which had been breakdown of selling, general and administrative expenses in the previous year, are reclassified to breakdown of operating expenses to represent the results of the holding company more explicitly.

[Notes to the Stand-alone Financial Statements]

(Balance Sheet)

September 30, 2002	September 30, 2003	March 31, 2003
*1. Accumulated depreciation on tangible fixed assets: 65,438 mil. Yen	*1. Accumulated depreciation on tangible fixed assets: 65,368 mil. Yen	*1. Accumulated depreciation on tangible fixed assets: 63,010 mil. Yen

2. Securities deposited The Company loaned investment securities with a market value of 168,520 mil. Yen based on consumption loan contracts.	2. Securities deposited The Company loaned investment securities with a market value of 201,066 mil. Yen based on consumption loan contracts.	2. Securities deposited The Company loaned investment securities with a market value of 130,276 mil. Yen based on consumption loan contracts.

3.      Financial guarantee (Note 1)

Principal and coupons of 408,200 mil. Yen bonds issued by the Nomura Securities, Co., Ltd.

408,200 mil. Yen

Commercial Paper with face value of 52,500 thousand EURO issued by Nomura International plc and swap transactions worth 172,981 thousand USD executed by Nomura International plc

27,526 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of 280,452 mil. Yen and 1,380,000 thousand USD

449,640 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of 604,373 mil. Yen, 136,000 thousand USD, 166,000 thousand EURO, and 37,000 thousand AUD

643,494 mil. Yen (Note 2)

Swap transactions worth 404,795 thousand USD executed by Nomura Global Financial Products Inc.

49,627 mil. Yen (Note 2)

Swap transactions worth 4,993 thousand USD executed by Nomura Securities (Bermuda) Ltd.

612 mil. Yen (Note 2)

(Notes)1     In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

            2.    Includes co-guarantee with the Nomura Securities Co., Ltd.

3.      Financial guarantee (Note 1)

Principal and coupons of 358,200 mil. Yen bonds issued by the Nomura Securities, Co., Ltd.

358,200 mil. Yen

Commercial Paper with face value of 30,000 thousand USD, 15,000 thousand EURO issued by Nomura International plc and swap transactions worth 184,582 thousand USD executed by Nomura International plc

25,810 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of 838,000 thousand USD, 370,000 thousand EURO, and 136,950 mil. Yen

277,977 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of 183,000 thousand USD, 187,000 thousand EURO, 49,000 thousand AUD, and 785,888 mil. Yen

834,095 mil. Yen (Note 2)

Swap transactions worth 322,049 thousand USD executed by Nomura Global Financial Products Inc.

35,828 mil. Yen (Note 2)

Swap transactions worth 12,998 thousand USD executed by Nomura Securities (Bermuda) Ltd.

1,446 mil. Yen (Note 2)

Bond transactions worth 50 thousand USD executed by Nomura Securities International Inc.

5 mil. Yen

3.      Financial guarantee (Note 1)

Principal and coupons of 408,200 mil. Yen bonds issued by the Nomura Securities, Co., Ltd.

408,200 mil. Yen

Commercial Paper with face value of 65,000 thousand EURO issued by Nomura International plc and swap transactions worth 209,507 thousand USD executed by Nomura International plc

33,621 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of 1,380,000 thousand USD, 440,000 thousand EURO, and 136,950 mil. Yen

359,951 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of 153,500 thousand USD, 178,000 thousand EURO, 10,000 thousand AUD, and 669,019 mil. Yen

711,302 mil. Yen (Note 2)

Swap transactions worth 392,337 thousand USD executed by Nomura Global Financial Products Inc.

47,159 mil. Yen (Note 2)

Swap transactions worth 21,604 thousand USD executed by Nomura Securities (Bermuda) Ltd.

2,596 mil. Yen (Note 2)

(Notes)1     In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

            2.    Includes co-guarantee with the Nomura Securities Co., Ltd.

September 30, 2002	September 30, 2003	March 31, 2003

(Notes)1     In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

            2.    Includes co-guarantee with the Nomura Securities Co., Ltd.

(Income Statement)

Six Months ended September 30, 2002		Six Months ended September 30, 2003		Year ended March 31, 2003
*1 “Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1 (Same as left)		*1 (Same as left)
*2 “Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2 (Same as left)		*2 (Same as left)
*3 “Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3 (Same as left)		*3 (Same as left)
*4 “Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4 (Same as left)		*4 (Same as left)
*5 Breakdown of Depreciation and amortization		*5 Breakdown of Depreciation and amortization		*5 Breakdown of Depreciation and amortization
	(mil. Yen)		(mil. Yen)		(mil. Yen)
Tangible fixed assets	3,045	Tangible fixed assets	2,735	Tangible fixed assets	6,540
Intangible assets	8,317	Intangible assets	10,166	Intangible assets	17,318
Investments and others	116	Investments and others	97	Investments and others	222

Total	11,479	Total	12,999	Total	24,080

(Leasing Transactions)

Six Months ended September 30, 2002		Six Months ended September 30, 2003		Year ended March 31, 2003
1. Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:		1. Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:		1. Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:

(1) Acquisition cost of the leased property, accumulated depreciation equivalent and the balance at the end of the period (See Note below.)		(1) Acquisition cost of the leased property, accumulated depreciation equivalent and the balance at the end of the period (See Note below.)		(1) Acquisition cost of the leased property, accumulated depreciation equivalent and the balance at the end of the period (See Note below.)

	Furniture and fixtures (mil. Yen)		Furniture and fixtures (mil. Yen)		Furniture and fixtures (mil. Yen)
Acquisition cost	6,125	Acquisition cost	5,710	Acquisition cost	3,852
Accumulated depreciation equivalent	4,364	Accumulated depreciation equivalent	4,238	Accumulated depreciation equivalent	2,630

Balance at the end of the period	1,761	Balance at the end of the period	1,471	Year-end balance	1,222

(2) Closing balance of the obligation under financing lease (See Note below.)		(2) Closing balance of the obligation under financing lease (See Note below.)		(2) Closing balance of the obligation under financing lease (See Note below.)

	(mil. Yen)		(mil. Yen)		(mil. Yen)
One year or less	895	One year or less	825	One year or less	653
More than one year	865	More than one year	646	More than one year	568

Total	1,761	Total	1,471	Total	1,222

(3) Lease payments and depreciation expenses equivalent		(3) Lease payments and depreciation expenses equivalent		(3) Lease payments and depreciation expenses equivalent
Lease payments	644 (mil. Yen)	Lease payments	814 (mil. Yen)	Lease payments	1,197 (mil. Yen)
Depreciation expenses equivalent	644 (mil. Yen)	Depreciation expenses equivalent	814 (mil. Yen)	Depreciation expenses equivalent	1,197 (mil. Yen)

(4)    The method of calculating the depreciation expenses equivalent

The amount equivalent to the depreciation expenses equivalent is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

(Notes) The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Article 5-3 of the “Regulations Concerning the Terminology, Forms and Preparation

          Methods of Semi-Final Financial Statements” which refers to regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets were low.

		(4) The method of calculating the depreciation expenses equivalent (Same as left)

(4)    The method of calculating the depreciation expenses equivalent

The amount equivalent to the depreciation expenses equivalent is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

(Notes) The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation

          Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets were low.

(Securities Held)

(1) Bonds Held to Maturity

None.

(2) Stocks of subsidiaries and affiliates with market value

	September 30, 2002
	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)
Subsidiaries	—	—	—
Affiliates	54,098	87,018	32,919

	September 30, 2003
	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)
Subsidiaries	—	—	—
Affiliates	45,785	113,022	67,237

	March 31, 2003
	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)
Subsidiaries	—	—	—
Affiliates	45,785	57,203	11,418

(3) Investment Securities with market value

	September 30, 2002
	Cost (mil. Yen)	Book Value (mil. Yen)	Difference (mil. Yen)
Fixed Asset	83,041	127,473	44,431

Equities	81,710	126,115	44,404
Bonds	—	—	—
Others	1,330	1,358	27

	September 30, 2003
	Cost (mil. Yen)	Book Value (mil. Yen)	Difference (mil. Yen)
Fixed Asset	60,696	116,987	56,291

Equities	58,365	114,414	56,048
Bonds	—	—	—
Others	2,330	2,573	242

	March 31, 2003
	Cost (mil. Yen)	Book Value (mil. Yen)	Difference (mil. Yen)
Fixed Asset	66,365	89,782	23,416

Equities	65,034	88,397	23,362
Bonds	—	—	—
Others	1,330	1,385	54

(4) Investment Securities without market value (except those referred in (1) above)

September 30, 2002
Book Value (mil. Yen)
Bonds Held to Maturity	—

Investment Securities	33,706

Recorded as Fixed Asset	33,706

Equities (Unlisted equities, etc.)	31,605
Bonds (Unlisted bonds, etc.)	87
Others	2,013

September 30, 2003
Book Value (mil. Yen)
Bonds Held to Maturity	—

Investment Securities	27,736

Recorded as Fixed Asset	27,736

Equities (Unlisted equities, etc.)	25,723
Bonds (Unlisted bonds, etc.)	0
Others	2,013

March 31, 2003
Book Value (mil. Yen)
Bonds Held to Maturity	—

Investment Securities	40,070

Recorded as Fixed Asset	40,070

Equities (Unlisted equities, etc.)	37,004
Bonds (Unlisted bonds, etc.)	52
Others	3,013

(Derivative Transactions)

Statement on derivative transactions is omitted as hedge accounting is applied.

(Information on Per Share Data)

Information on per share data is omitted as the Company prepared consolidated financial information.

(Significant Subsequent Events)

Six Months ended September 30, 2002	Six Months ended September 30, 2003	Year ended March 31, 2003
None.	None.	None.

(2) Other

The Company’s board of directors resolved on October 30, 2003 to pay the interim dividend to the Company’s recorded shareholders as at September 30, 2003.

a. Total interim dividend	14,569 (mil. Yen)
b. Interim Dividend per share	7.50 (Yen)
c. Effect date of claim rights / Date of payment	December 15, 2003

Semiannual Audit Report

November 26, 2002

Mr. Junichi Ujiie

President of the Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have performed a semiannual audit of the consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2002 to September 30, 2002) within the fiscal period from April 1, 2002 to March 31, 2003 which include the consolidated semiannual balance sheet and the consolidated semiannual statements of income, shareholders’ equity, comprehensive income, and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law.

With respect to this semiannual audit, we conducted our semiannual audit in accordance with generally accepted semiannual auditing standards and, accordingly, included certain semiannual audit procedures as considered necessary in the circumstances. That is, in this semiannual audit, we omitted certain audit procedures, which are normally required in the financial statement audit, in accordance with Article 2 of Semiannual Audit Procedures Standard, and we performed audit procedures on consolidated subsidiaries consisting of analytical review procedures, inquiries and reviews, etc. in accordance with Article 3 of Semiannual Audit Procedures Standard.

As a result of our semiannual audit, in our opinion, the accounting principles and procedures adopted by the Company in the preparation of the consolidated semiannual financial statements are in conformity with generally accepted accounting principles (see Note 1 to the consolidated semiannual financial statements), and the consolidated semiannual financial statement presentation is in conformity with the rule specified in Article 81 of “Rule regarding terminology, forms and preparation methods for consolidated semiannual financial statements” (1999 Ministry of Financial Ordinance No. 24).

Accordingly, in our opinion, the consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2002, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2002 to September 30, 2002).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

Note: From this semiannual period, the Company started preparing the consolidated semiannual financial statements in conformity with accounting principles generally accepted in the United States of America.

*	Above is an electronic version of the original semiannual audit report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 1, 2003

The Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have performed a semiannual audit of the consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2003 to September 30, 2003) within the fiscal period from April 1, 2003 to March 31, 2004 which include the consolidated semiannual balance sheet and the consolidated semiannual statements of income, shareholders’ equity, comprehensive income, and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2003, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2003 to September 30, 2003) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the consolidated semiannual financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report

November 26, 2002

Mr. Junichi Ujiie

President of the Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have performed a semiannual audit of the semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2002 to September 30, 2002) within the 99th fiscal period from April 1, 2002 to March 31, 2003 which include the semiannual balance sheet and the semiannual statement of income pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law.

With respect to this semiannual audit, we conducted our semiannual audit in accordance with generally accepted semiannual auditing standards and, accordingly, included certain semiannual audit procedures as considered necessary in the circumstances. That is, in this semiannual audit, we omitted certain audit procedures, which are normally required in the financial statement audit, in accordance with Article 2 of Semiannual Audit Procedures Standard.

As a result of our semiannual audit, in our opinion, the accounting principles and procedures adopted by the Company in the preparation of the semiannual financial statements are in conformity with generally accepted accounting principles and applied on a consistent basis, and the semiannual financial statement presentation is in conformity with the rule specified in “Rule regarding terminology, forms and preparation methods for semiannual financial statements” (1977 Ministry of Financial Ordinance No. 38).

Accordingly, in our opinion, the semiannual financial statements referred to above present relevant information about the financial position of Nomura Holdings, Inc. as of September 30, 2002, and the results of its operations for the semiannual period then ended (from April 1, 2002 to September 30, 2002).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original semiannual audit report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 1, 2003

The Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have performed a semiannual audit of the semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2003 to September 30, 2003) within the 100th fiscal period from April 1, 2003 to March 31, 2004 which include the semiannual balance sheet and the semiannual statement of income pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the semiannual financial statements referred to above present relevant information about the financial position of Nomura Holdings, Inc. as of September 30, 2003, and the results of their operations for the semiannual period then ended (from April 1, 2003 to September 30, 2003) in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company maintains the original report.